Exhibit (a)(8)

Press Release

For Immediate Release: 4/11/2012

Affiliates of H.I.G. Capital Commence $1.75 Per Share Tender Offer for All Outstanding Shares of

Comverge, Inc.

MIAMI, FL and NORCROSS, GA, April 11, 2012 – Comverge, Inc. (Nasdaq: COMV) (“Comverge” or the “Company”) and H.I.G. Capital, LLC, a leading global private investment firm, today announced that Peak Merger Corp. and Peak Holding Corp., both affiliates of H.I.G. Capital, LLC, have commenced a tender offer to acquire all of the outstanding shares of the Company’s common stock for $1.75 per share in cash in accordance with the previously announced Agreement and Plan of Merger, dated as of March 26, 2012, entered into by Peak Merger Corp., Peak Holding Corp. and Comverge. The aggregate equity value of the proposed transaction is approximately $48 million.

Upon the successful closing of the tender offer, stockholders of Comverge will receive $1.75 in cash for each share of the common stock of the Company tendered in the offer, without interest and less any applicable withholding taxes. Following completion of the tender offer, pursuant to the terms of the merger agreement Peak Merger Corp. will complete a second-step merger in which any remaining common shares of Comverge will be converted into the right to receive the same per share price paid in the offer.

Today, Peak Merger Corp. and Peak Holding Corp. are filing with the Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms of the tender offer. Additionally, Comverge is filing today with the SEC a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of the Company’s board of directors that the stockholders of Comverge tender their shares into the tender offer.

Completion of the transaction is subject to customary conditions, including, but not limited to, a majority of the outstanding shares of common stock (determined on a fully-diluted basis with respect to all securities with an exercise or conversion price of less than $1.75 per share) having been validly tendered and not withdrawn prior to the expiration of the tender offer. The tender offer is not subject to any financing condition.

The tender offer and withdrawal rights are scheduled to expire at midnight, New York City time, at the end of the day on May 8, 2012, unless extended or earlier terminated.

Under the terms of the merger agreement, Comverge may solicit acquisition proposals from third parties until 11:59 p.m., New York City time, on April 25, 2012, with the potential for an extension of the deadline until 11:59 p.m., New York City time, on May 5, 2012. There can be no assurance that the solicitation of alternative proposals will result in Comverge receiving a superior proposal from a third party, or that if the Company does receive a superior proposal, that a transaction relating to the superior proposal will be completed. J.P. Morgan, which has acted as a financial advisor to the Company over the last 18 months regarding financing and strategic alternatives, will advise the Company during this period. Comverge does not currently intend to disclose the results of the solicitation process until the solicitation period has ended or the Company’s Board of Directors has made an earlier decision with respect to a superior proposal it receives as a result of that process.

About Comverge

With more than 500 utility and 2,100 commercial customers, as well as five million residential deployments, Comverge brings unparalleled industry knowledge and experience to offer the most reliable, easy-to-use, and cost-effective intelligent energy management programs. Comverge delivers the insight and control that enables energy providers and consumers to optimize their power usage through the industry’s only proven, comprehensive set of technology, services and information management solutions. For more information, visit www.comverge.com.

About H.I.G. Capital, LLC

H.I.G. Capital, LLC (“H.I.G.”) is a leading global private equity investment firm with more than $8.5 billion of equity capital under management. Based in Miami, and with offices in Atlanta, Boston, Chicago, Dallas, New York, and San Francisco in the U.S., as well as international affiliate offices in London, Hamburg, Madrid, Paris, and Rio de Janeiro, H.I.G. specializes in providing capital to small and medium-sized companies with attractive growth potential. H.I.G. invests in management-led buyouts and recapitalizations of profitable and well managed manufacturing or service businesses. H.I.G. also has extensive experience with financial restructurings and operational turnarounds. Since its founding in 1993, H.I.G. has invested in and managed more than 200 companies worldwide. The firm’s current portfolio includes more than 50 companies. For more information, please refer to the H.I.G. website at www.higcapital.com.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement on Schedule TO is being filed by Peak Merger Corp. and Peak Holding Corp. with the SEC, and the solicitation/recommendation statement on Schedule 14D-9 is being filed by Comverge with the SEC. The tender offer statement (including an offer to purchase, forms of letter of transmittal and other offer documents) and the solicitation/recommendation statement will be mailed to the Company stockholders. Investors and stockholders may also obtain a free copy of these statements and other documents filed by Peak Merger Corp. and Peak Holding Corp. or by Comverge with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained free of charge by directing such requests to D. F. King & Co., Inc., the information agent for the tender offer, at (212) 269-5550 for banks and brokers or (800) 967-7921 for stockholders and all others, or to Comverge at Comverge, Inc. Attention: Matthew H. Smith, Senior Vice President and General Counsel, 5390 Triangle Parkway, Suite 300, Norcross, Georgia 30092; or by calling Matthew H. Smith, Senior Vice President and General Counsel, at (678) 392-4954.

Forward Looking Statements

This communication contains forward-looking statements. The forward-looking statements in this communication are not and do not constitute historical facts, do not constitute guarantees of future performance and are based on numerous assumptions which, while believed to be reasonable, may not prove to be accurate. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond the ability of the Company or H.I.G. to control or predict. Such factors include, but are not limited to, uncertainties as to how many of the Company’s stockholders will tender their stock in the tender offer, the possibility that competing offers will be made, unexpected costs or liabilities, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its annual report on Form 10-K for the year ended December 31, 2011 and quarterly and current reports on Form 10-Q and Form 8-K, as well as the tender offer documents being filed by Peak Merger Corp. and Peak Holding Corp. and the solicitation/recommendation statement being filed by the Company. These forward-looking statements reflect the expectations of the Company and H.I.G. as of the date hereof. Neither the Company nor H.I.G. undertake any obligation to update the information provided herein.